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                            November 30, 2023

       Guillermo Trias
       Chief Executive Officer
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street
       Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed November 2,
2023
                                                            File No. 333-273364

       Dear Guillermo Trias:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2023 letter.

       Amendment No. 1 filed November 2, 2023

       General

   1. We note your registration statement on Form S-4 (File No. 333-275227) is currently under review and that we
issued comments on November 30, 2023. To the extent applicable, please make the changes
we have requested in our other comment letter to this registration statement as well.
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany 30,
November  NameTidal
              2023 Commodities Trust I
November
Page 2    30, 2023 Page 2
FirstName LastName
The Offering, page 28

2. Please refer to comment 12 and to your revised disclosures. Please update the table of
         Market Price of Shares to include the third quarter and update the table on Prior
         Performance of the Fund to include all available monthly 2023 rates of return.
      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:      Peter J. Shea